REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel: (310) 217-9400
Fax: (310) 217-9411

August 10, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Michael Moran, Accounting Branch Chief
Mail Stop 3561

Re:	Reeds, Inc. (File No. 001-32501) Form 10-KSB for the year ended December 31, 2006 Form 10-QSB for the quarter ended March 31, 2007

Dear Mr. Moran:

This letter is in response to your letter dated June 29, 2007. The following responses correspond to the numbered paragraphs in your comment letter. For your convenience, we have set forth each comment in bold typeface and included each response below the relevant comment:

Form 10-KSB December 31, 2006

Item 6 - Management’s Discussion and Analysis

Net Sales, page 28

1.
We note the west coast Brewery is only running at 40% capacity, negatively impacting gross margins. Please explain why the Brewery is operating at 40% capacity. Please clarify for us if your disclosure in the section titled Liquidity and Capital Resources, page 34, that there are no material commitments for capital expenditures implies that currently management has no plans to fix and or increase capacity at the Brewery. If this is not accurate please include management’s course of action or proposal to remedy the deficiency. Further, we would expect events that materially affect operations to also be included in MD&A for the interim period ended March 31, 2006. Please explain why you have chosen not to discuss the status of the Brewery in your interim 10QSB for the period ended March 31, 2007.

United States Securities and Exchange Commission
Michael Moran, Accounting Branch Chief
August 10, 2007

The chief reason the West Coast Brewery is running at 40% of capacity is that the Company is not able to produce Ginger Brew to the quality standards achieved at the Company’s East Coast co-packing facility.

As disclosed in the Overview section of the management’s Discussion in the Company’s Form 10-KSB for the year ended December 31, 2006, we have had difficulties with the flavor of our Ginger Brew products produced at the Brewery. As a result, “we continue to supply our Ginger Brew products at the Brewery from our east coast co-packing facility, thereby causing us to incur increased freight and warehousing expenses on our products. Management is committed to selling a high quality, great tasting product and has elected to continue to sell certain of our Ginger Brew products produced from our east coast facility on the west coast, even though it negatively impacts our gross margins. As we are able to make the Brewery become more fully utilized, we believe that we will experience improvements in gross margins due to freight and production savings.” Management’s plan in regard to increasing the utilization of the West Coast Brewery is to seek to improve the quality of Ginger Brew produced and to produce products, other than Ginger Brew, which have not had production quality issues. This plan, at this time, does not include material commitments for capital expenditures. The Company expended approximately $100,000 for new equipment in the second quarter of 2007 for a conveyor system to improve its packaging line, but does not consider this improvement to have been a material capital expenditure for the purpose of improving plant capacity. The Company believes that the increased production of its Virgil’s product line (non-Ginger Brew) has increased utilization of plant operating capacity that will be reflected in the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007.

The Company did not include the above disclosure regarding the 40% in the March 31, 2007 Form 10-QSB because there were no material changes from the disclosure contained in the Company’s Form 10-KSB for the year ended December 31, 2006.

Results of Operations, page 22

2.
We note your disclosure that recycling fees increased 11.3% in 2006. To help us further understand the cost of recycling please explain to us how the program works and whether your cost is the difference between what the Company pays into a state fund versus how many bottles are redeemed/recycled by consumers. In California for instance we were under the impression manufacturers and distributors paid into a Department of Conservation fund and were then reimbursed through the fund based on the number of bottles that were returned/redeemed.

United States Securities and Exchange Commission
Michael Moran, Accounting Branch Chief
August 10, 2007

The reason for the increase in recycling fees in 2006 was due to increased sales of the Company’s products in states with higher recycling fees than in California. In addition, the Company incurs higher recycling fees in circumstances where the Company acts as a direct distributor to retailers, rather than selling to distributors (and indirectly to retailers). In 2006, the Company increased its sales under circumstances where the Company is a direct distributor to retailers, and, as a result, caused an increase in recycling fees from the prior year.

Item 7 - Financial Statements

Balance Sheet, page F-2

3.
We note 333,156 shares, less the 32 holders of 28,420 shares who accepted the rescission rights, of your common stock issued in connection with the initial public offering may have been issued in violation of state and federal securities laws. Until the Company no longer has an obligation to the holders of these shares we believe the shares should be reclassified as temporary equity. Please refer to EITF D-98, Regulation S-X 5-02(28) and SAB 107(E).

We have reviewed your comment and we believe that EITF D-98 and the other cited references have no application to the Company’s situation. The Company has completed its rescission offer, and believes that it has taken the appropriate steps to remedy claims available under the applicable securities laws of the jurisdictions in which the rescission offer was conducted, and had foreclosed available claims under such laws with respect to the rights of the relevant stockholders to obtain a remedy for damages based on the failure to register the shares that were sold in connection with the initial public offering. As such, although the stockholders may attempt to assert possible claims, any such claims would be a claim for damages. To date, no such claims have been asserted. The Company is not aware of any claims that might result in further liability and would defend any claims, if ever asserted. Further, in connection with the process of conducting the rescission offer, the Company believes that it has good defenses to any potentially asserted claims. In addition, potential rescission is not a contractual obligation to redeem, but rather a process for asserting a legal claim and seeking damages. Thus, it does not appear that the elements required to treat the contingent claims (that have not been asserted) as temporary equity are appropriate at this time.

United States Securities and Exchange Commission
Michael Moran, Accounting Branch Chief
August 10, 2007

Statement of Cash Flows, page F-5

4.	Please note that borrowings and repayments of debt should be presented on a gross basis pursuant to SFAS 95.

The Company believes that it has complied with the disclosure requirement of FASB 95 in that activity in long term debt is presented based on gross borrowings and gross repayments. The Company has also disclosed the gross payoff amount of our line of credit. The Company believes that the presentation of net borrowings on line of credit facilities is consistent with the provisions of FASB 95, paragraph 12, because the turnover is quick, the amounts are large, and the maturities are short.

Note 1 - Operations and Summary of Significant Accounting Policies

R -Recent Accounting Pronouncements, page F-11

5.	Please clarify for us how SFAS 158 will be effective for the Company as of your year ending August 31, 2007. Please refer to SFAS 158 paragraphs 11-14.

SFAS 158 deals with the accounting for defined benefit pension and other postretirement plans. The Company does not have a defined benefit pension plan or other postretirement plans. Therefore, SFAS 158 does not apply to the Company, and will not have a material effect on the Company’s results of operations, financial position or cash flow. This was disclosed in our 10-KSB for the year ended December 31, 2006.

Form 10-QSB March 31, 2007

Condensed Balance Sheets, page 2

6.	Please explain to us what is included in deferred assets and support your conclusion for deferral.

The deferred costs of $82,585, as of March 31, 2007, consisted of expenses incurred for a planned private placement of our common stock and warrants to accredited investors. Since these costs were directly associated with the sale of common stock and warrants, this treatment is consistent with our accounting policy of deferred offering costs. Subsequent to March 31, 2007, the private placement was completed. As such, and the deferred costs will be charged to APIC in the Company’s Quarterly Report for the quarter ended June 30, 2007.

United States Securities and Exchange Commission
Michael Moran, Accounting Branch Chief
August 10, 2007

Finally, as a point of clarification to the addressee of your letter, I am the Company’s Chief Executive Officer and Chief Financial Officer.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.    The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the relevant Reports on Form 10-KSB and 10-QSB;

2.    The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.    The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Sincerely yours, REED’S, INC. /s/ Christopher J. Reed Christopher J. Reed Chief Executive Officer